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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

HALIFAX CORPORATION

(Name of Issuer)

Common Stock $0.24 Par Value

(Title of Class of Securities)

405805 10 2

(CUSIP Number)

The Arch C. Scurlock Children's Trust
7425 Walton Lane
Annandale, VA 22003
703-256-1992

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 18, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 405805 10 2			Page 2 of 6

1.	Name of Reporting Person: The Arch C. Scurlock Children's Trust dated December 9, 2002		I.R.S. Identification Nos. of above persons (entities only): 54-6582912

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Virginia

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 399,544.5[1]

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 399,544.5

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 399,544.5

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 12.6%[2]

14.	Type of Reporting Person (See Instructions): OO

[1]	This cover page reports the shares beneficially owned by the Arch C. Scurlock Children’s Trust dated December 9, 2002, as of the Second Transfer Event (hereinafter defined). Consists of 392,961 shares of Common Stock and 6,583.5 shares of Common Stock underlying currently exercisable options. The 6,583.5 shares of Common Stock underlying currently exercisable options were transferred to the Children’s Trust on October 3, 2005. The April 2005 Schedule 13D (hereinafter defined) inadvertently failed to account for 64,849 shares of Common Stock underlying a convertible subordinated debenture plus interest thereon (the “Debenture”) at October 18, 2004, convertible at $3.19 a share. The Debenture was paid in full on July 15, 2005, and therefore, is not included in the number of shares currently beneficially owned by the Children’s Trust.

[2]	Percent of class based on 3,172,206 shares of Common Stock outstanding as of August 10, 2005, as indicated in the Halifax Corporation Form 10-Q for the quarterly period ended June 30, 2005, plus 6,583.5 shares of Common Stock underlying currently exercisable options beneficially owned by the reporting person.

CUSIP No. 405805 10 2	13D	Page 3 of 6 Pages
Explanatory Note: Information set forth in this Explanatory Note and under each of the Items referenced below amends, supplements or supersedes, as the case may be, the information set forth in the Schedule 13D filed by the Arch C. Scurlock Children’s Trust (the “Children’s Trust”) with the Securities and Exchange Commission (“SEC”) on April 20, 2005 (the “April 2005 Schedule 13D”). This Amendment No. 1 is filed for two reasons:
(1) To correct the number of shares of Halifax Corporation (“Halifax”) common stock, par value $0.24 per share (“Common Stock”), beneficially owned by the Children’s Trust. The Children’s Trust inadvertently failed to include 64,849 shares of Halifax Common Stock underlying a convertible subordinated debenture plus interest thereon (the “Debenture”), which was exercisable as of October 18, 2004, at $3.19 a share. Therefore, the April 2005 Schedule 13D incorrectly stated that the Children’s Trust was the beneficial owner of 392,961 shares of Halifax Common Stock. Instead, the April 2005 Schedule 13D should have stated that the Children’s Trust was the beneficial owner of 457,810 shares of Halifax Common Stock. However, the Debenture was paid in full on July 15, 2005, and therefore, the Children’s Trust is no longer the beneficial owner of the shares of Common Stock underlying the Debenture.
(2) To report that as of the Second Transfer Event (hereinafter defined), the Children’s Trust became the beneficial owner of an additional 6,583.5 shares of Common Stock underlying currently exercisable options.
Item 2. Identity and Background
     The Children’s Trust was established pursuant to the terms of the Arch C. Scurlock Trust (the “ACS Trust”). The Children’s Trust was established to hold, invest and administer certain assets for the benefit of the beneficiaries of the Children’s Trust. The Children’s Trust is organized under the laws of Virginia. The address of the Children’s Trust is:
7425 Walton Lane
Annandale, VA 22003
     The addresses and occupations of the trustees of the Children’s Trust are:

Name	Address	Occupation/Business Address
Nancy M. Scurlock	10575 NW Skyline Boulevard	Homemaker
Portland, OR 97231

John H. Grover	2339 49th Street, N.W.	Private Investor
	Washington, DC 20007	Chairman and Director, Halifax
5250 Cherokee Avenue
Alexandria, VA 22312

Arch C. Scurlock, Jr.	7425 Walton Lane	Chemical Engineer
	Annandale, VA 22003	Director, Halifax
5250 Cherokee Avenue
Alexandria, VA 22312

CUSIP No. 405805 10 2	13D	Page 4 of 6 Pages

Mary S. Adamson	10575 NW Skyline Boulevard	Attorney
	Portland, OR 97231	Senior Policy Analyst,
Pacific Rivers Council
917 SW Oak Street
Suite 403
Portland, OR 97205
All of the trustees of the Children’s Trust are U.S. citizens.
     To the reporting person’s knowledge, during the last five years, neither the Children’s Trust nor any of its trustees has been convicted in a criminal proceeding nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which it, he or she was or is subject to a judgment, decree or final order enjoining violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration.
     The Halifax Common Stock beneficially owned by the Children’s Trust was acquired pursuant to the First Transfer Event (hereinafter defined) and the Second Transfer Event. The Children’s Trust paid no consideration for such Halifax Common Stock.
Item 4. Purpose of Transaction.
     The Estate of Arch C. Scurlock (the “Estate”) was established for the purpose of distributing the assets of Arch C. Scurlock pursuant to the terms of his Will. In accordance therewith, on October 18, 2004, the Estate disposed of 785,922 shares of Halifax Common Stock and 129,698 shares of Halifax Common Stock underlying the Debenture by transferring such shares and the Debenture to the ACS Trust. Immediately thereafter, on the date even therewith, the ACS Trust transferred one-half of such shares and the Debenture to the Children’s Trust (the “First Transfer Event”).
     On October 3, 2005, the Estate disposed of 13,167 shares of Halifax Common Stock underlying currently exercisable options by transferring such options to the ACS Trust. Immediately thereafter, on the date even therewith, the ACS Trust transferred one-half of such options to the Children’s Trust (the “Second Transfer Event”).
Item 5. Interest in Securities of the Issuer.
     (a) The Children’s Trust beneficially owns 399,544.5 shares of Halifax Common Stock, an amount equal to 12.6% of the Halifax Common Stock. The 399,544.5 shares of Halifax Common Stock that the Children’s Trust beneficially owns consist of 392,961 shares of Halifax Common Stock and 6,583.5 shares of Halifax Common Stock underlying currently exercisable options.

CUSIP No. 405805 10 2	13D	Page 5 of 6 Pages
     To the best of the knowledge of the reporting person, trustee Nancy M. Scurlock (“Mrs. Scurlock”) beneficially owns 399,544.5 shares of Halifax Common Stock, an amount equal to 12.6% of the Halifax Common Stock. The 399,544.5 shares of Halifax Common Stock that Mrs. Scurlock beneficially owns consist of 392,961 shares of Halifax Common Stock and 6,583.5 shares of Halifax Common Stock underlying currently exercisable options.
     To the best of the knowledge of the reporting person, trustee John H. Grover (“Mr. Grover”) beneficially owns 60,785 shares of Halifax Common Stock, an amount equal to 1.9% of the Halifax Common Stock. The 60,785 shares of Halifax Common Stock beneficially owned by Mr. Grover consist of 1,500 shares of Halifax Common Stock, 41,285 shares of Halifax Common Stock owned by Grofam, L.P. and 18,000 shares of Halifax Common Stock underlying currently exercisable options.
     To the best of the knowledge of the reporting person, trustee Arch C. Scurlock, Jr. (“Mr. Scurlock”) beneficially owns 21,316 shares of Halifax Common Stock, an amount equal to 0.7% of the Halifax Common Stock. The 21,316 shares of Halifax Common Stock beneficially owned by Mr. Scurlock consist of 17,150 shares of Halifax Common Stock and 4,166 shares of Common Stock underlying currently exercisable options.
     For purposes of this item, the percent of class is based on 3,172,206 shares of Halifax Common Stock outstanding as of August 10, 2005, as indicated in the Halifax Corporation Form 10-Q for the quarterly period ended on June 30, 2005, and for each person includes securities currently exercisable for shares of Halifax Common Stock.
     (b) Since the Second Transfer Event, the trustees of the Children’s Trust have sole power to vote or to direct the vote and to dispose or to direct the disposition of 399,544.5 shares of Halifax Common Stock. Mrs. Scurlock has sole power to vote or to direct the vote and to dispose or to direct the disposition of 399,544.5 shares of Halifax Common Stock. Mr. Grover has sole power to vote or to direct the vote and to dispose or to direct the disposition of 60,785 shares of Halifax Common Stock. Mr. Scurlock has sole power to vote or to direct the vote and to dispose or to direct the disposition of 21,316 shares of Halifax Common Stock.
     (c) Pursuant to the Second Transfer Event, on October 3, 2005, the Children’s Trust acquired of 6,583.5 shares of Halifax Common Stock underlying currently exercisable options. The Children’s Trust paid no consideration for such Halifax Common Stock. Concurrently therewith, Mrs. Scurlock acquired 6,583.5 shares of Halifax Common Stock underlying currently exercisable options after electing to withdraw such shares from the Nancy M. Scurlock Trust. Mrs. Scurlock paid no consideration for such Halifax Common Stock.
     (d) None.
     (e) Not applicable.

CUSIP No. 405805 10 2	13D	Page 6 of 6 Pages
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: October 3, 2005	/s/ Nancy M. Scurlock
Nancy M. Scurlock, Trustee

Dated: October 3, 2005	/s/ Arch C. Scurlock, Jr.
Arch C. Scurlock, Jr., Trustee

Dated: October 3, 2005	/s/ Mary Scurlock Adamson
Mary Scurlock Adamson, Trustee

Dated: October 3, 2005	/s/ John H. Grover
John H. Grover, Trustee